November 7, 2006
Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Flowserve Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 Filed June 30, 2006 File No. 1-13179
Dear Ms. Crane:
Flowserve Corporation (the "Company") is responding to your letter dated October 27, 2006 addressed to Mr. Mark A. Blinn.
For your convenience, we have restated the only comment set forth in your letter.
Form 10-K for the fiscal year ended December 31, 2005
General
1.	We note the revised text of your proposed risk factor, including the language “... state sponsors of terrorism, including Iran and Syria” (emphasis added). Please clarify for us whether you or your subsidiaries have direct or indirect business contacts with countries other than Iran and Syria that have been identified as state sponsors of terrorism by the State Department. If you have such contacts, please provide the same type of information and analysis regarding those contacts as you previously have provided to us regarding your subsidiaries’ contacts with Iran and Syria. If you have no such contacts, please revise the proposed risk factor language to make clear that Iran and Syria are the only State Department-designated terrorist-sponsoring states in which you have business operations and sales.

In response to the preceding questions posed, this will confirm that certain of our foreign subsidiaries have autonomously conducted, under their own local authority and consistent with U.S. export laws, a relatively very small amount of business in Sudan, which has also been identified with Iran and Syria by the U.S. State Department as a state sponsor of terrorism. To the best of my knowledge, these few sales to Sudanese customers relate to oil industry applications and are not believed to be used for any military purposes.
For your information, it is contrary to Company policy for any operation of the Company, whether foreign or not, to engage in any business activities with Cuba and North Korea, the remaining two countries designated by the U.S. State Department as state sponsors of terrorism. The Company records which I reviewed to prepare this letter do not reflect any such activity, in any event.
Accordingly, our subsequent Form 10-K Reports and Exchange Act filings will contain the following clarified risk factor.
“Our risks involved in conducting our international business operations include, without limitation, the risks associated with certain of our foreign subsidiaries autonomously conducting, under their own local authority and consistent with U.S. export laws, business operations and sales, which constitute approximately 1-2% of our consolidated global revenue, in Iran, Syria and Sudan, which have each been designated by the U.S. State Department as a state sponsor of terrorism. Due to the growing political uncertainties associated with these countries, we have been planning to voluntarily withdraw, on a phased basis, from conducting new business in these countries since early in 2006. However, these subsidiaries will continue to honor existing contracts, commitments and warranty obligations that are in compliance with U.S. laws and regulations.”
We trust that we now have fully addressed your comments and concerns. However, if you have any remaining questions, please let me know, and we will promptly and appropriately respond.
Thank you again for your courtesy and cooperation in handling this matter.
With best regards,
/s/ Ronald F. Shuff
Ronald F. Shuff
Vice President, Secretary
and General Counsel